UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Orion Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

68626A207

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68626A207	Schedule 13G

1	NAME OF REPORTING PERSON Orion Healthcare Acquisition Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 10,350,000 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 10,350,000 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,350,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (4)
12	TYPE OF REPORTING PERSON OO

(1)	The securities are held directly by Orion Healthcare Acquisition Partners, LLC (the “Sponsor”). The Sponsor is controlled by a board of managers consisting of Beau Garverick, Randy Simpson and JP Gutfreund, who have voting and investment discretion with respect to the securities held by the Sponsor. As a result, each of Mr. Simpson, Mr. Garverick and Mr. Gutfreund may be deemed to share voting and dispositive power over the securities held by the Sponsor, and thus, may be deemed to be the beneficial owners of these securities.

(2)	The Sponsor owns 10,350,000 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253081) and have no expiration date.

(3)	Excludes 7,520,000 shares of Class A common stock issuable upon the exercise of 7,520,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of March 4, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-253081).

(4)	Based on 41,400,000 shares of Class A common stock and 10,350,000 shares of Class B common stock outstanding as of November 10, 2021.

CUSIP No. 68626A207	Schedule 13G

1	NAME OF REPORTING PERSON Beau Garverick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,350,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,350,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,350,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by the Sponsor. The Sponsor is controlled by a board of managers consisting of Beau Garverick, Randy Simpson and JP Gutfreund, who have voting and investment discretion with respect to the securities held by the Sponsor. As a result, each of Mr. Simpson, Mr. Garverick and Mr. Gutfreund may be deemed to share voting and dispositive power over the securities held by the Sponsor, and thus, may be deemed to be the beneficial owners of these securities.

(2)	The Sponsor owns 10,350,000 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253081) and have no expiration date.

(3)	Excludes 7,520,000 shares of Class A common stock issuable upon the exercise of 7,520,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of March 4, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-253081).

(4)	Based on 41,400,000 shares of Class A common stock and 10,350,000 shares of Class B common stock outstanding as of November 10, 2021.

CUSIP No. 68626A207	Schedule 13G

1	NAME OF REPORTING PERSON Randy Simpson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,350,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,350,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,350,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by the Sponsor. The Sponsor is controlled by a board of managers consisting of Beau Garverick, Randy Simpson and JP Gutfreund, who have voting and investment discretion with respect to the securities held by the Sponsor. As a result, each of Mr. Simpson, Mr. Garverick and Mr. Gutfreund may be deemed to share voting and dispositive power over the securities held by the Sponsor, and thus, may be deemed to be the beneficial owners of these securities.

(2)	The Sponsor owns 10,350,000 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253081) and have no expiration date.

(3)	Excludes 7,520,000 shares of Class A common stock issuable upon the exercise of 7,520,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of March 4, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-253081).

(4)	Based on 41,400,000 shares of Class A common stock and 10,350,000 shares of Class B common stock outstanding as of November 10, 2021.

CUSIP No. 68626A207	Schedule 13G

1	NAME OF REPORTING PERSON JP Gutfreund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,350,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,350,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,350,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by the Sponsor. The Sponsor is controlled by a board of managers consisting of Beau Garverick, Randy Simpson and JP Gutfreund, who have voting and investment discretion with respect to the securities held by the Sponsor. As a result, each of Mr. Simpson, Mr. Garverick and Mr. Gutfreund may be deemed to share voting and dispositive power over the securities held by the Sponsor, and thus, may be deemed to be the beneficial owners of these securities.

(2)	The Sponsor owns 10,350,000 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253081) and have no expiration date.

(3)	Excludes 7,520,000 shares of Class A common stock issuable upon the exercise of 7,520,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of March 4, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-253081).

(4)	Based on 41,400,000 shares of Class A common stock and 10,350,000 shares of Class B common stock outstanding as of November 10, 2021.

Item 1(a). Name of Issuer:

Orion Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

767 5th Avenue, 44th Floor

New York, NY 10153

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Orion Healthcare Acquisition Partners, LLC
2.	Beau Garverick
3.	Randy Simpson
4.	JP Gutfreund

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

767 5th Avenue, 44th Floor

New York, NY 10153

Item 2(c). Citizenship:

See response to Item 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

68626A207

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2022

Orion Healthcare Acquisition Partners, LLC

By:	/s/ Beau Garverick
Name:	Beau Garverick
Title:	Manager

By:	/s/ Randy Simpson
Name:	Randy Simpson
Title:	Manager

By:	/s/ JP Gutfreund
Name:	JP Gutfreund
Title:	Manager

Beau Garverick

By:	/s/ Beau Garverick
Name:	Beau Garverick

Randy Simpson

By:	/s/ Randy Simpson
Name:	Randy Simpson

JP Gutfreund

By:	/s/ JP Gutfreund
Name:	JP Gutfreund

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of January 19, 2022, by and among Orion Healthcare Acquisition Partners, LLC, Beau Garverick, Randy Simpson and JP Gutfreund.